

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

November 24, 2009

Mr. Alex Waldemar Zornig
Chief Financial Officer
Brasil Telecom S.A.
SIA/Sul, ASP, Lote D, Bloco B –
71215-000 – Setor de Indústria, Brasília, DF, Brazil

> **RE:** **Brasil Telecom S.A.**
> **Form 20-F/A for Fiscal Year Ended December 31, 2008**
> **Filed August 7, 2009**
>
> **Form 6-K/A**
> **Furnished October 19, 2009**
> **File No. 1-15256**

Dear Mr. Zornig:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for Fiscal Year Ended December 31, 2008

Consolidated Statements of Cash Flows, page F-6

1. We note that you begin your statement of cash flows with the line item "Income before income tax and social." We believe that, for US GAAP reporting, you should begin with "Net Income." Please supplement your statement of cash flows with a cash flow statement prepared in accordance with SFAS 95, beginning with net income, or provide a sufficiently detailed reconciliation that quantifies the material differences in the statement presented as compared to U.S. GAAP.

Notes to the Consolidated Financial Statements

1. Operations, page F-8

b) BrT Servicos de Internet S.A., page F-9

2. We note that you underwent several transactions regarding the ownership structure of the iG Companies in 2008. Explain each of these transactions for us in more detail and tell us how you accounted for them under US GAAP.

Litigation Release and Settlement Instrument, page F-11

3. Tell us how you accounted for the settlement of your litigation with Opportunity Parties/Banco Opportunity under US GAAP. Clarify the timing of the payments to Opportunity Parties/Banco Opportunity, whether you recorded the payments as expenses during 2008, and how you accounted for the payments from Telemar to fund the settlement. It is unclear why you recorded the receipt of R$169m as operating income instead of a capital contribution within stockholders' equity.

Note 35. Subsequent events, page F-79

d) Provision for Contingencies, page F-83

4. You disclose that you changed your estimated provision for certain civil, labor and tax contingencies in 2009 as a result of court decisions and changes in criteria. For the changes in civil contingencies, which were made as a result of judicial decisions in 2009, it appears that these additional provisions should have been recorded in your US GAAP financial statements as of December 31, 2008 since they related to conditions that existed as of that date. In addition, it is unclear to us how you determined that the changes in your assessment of tax and labor contingencies constituted a change in estimate versus an error in prior periods. Please explain in greater detail the nature of each of these additional provisions and your basis for recording them in fiscal 2009.

Form 6-K/A furnished on October 19, 2009

Note 18. Loans and financing, page F-29

e. Covenants, Page F-31

5. We note that you breached covenants associated with your debt with BNDES, JBIC and the holders of your debentures at June 30, 2009. You state that you received waivers from BNDES through June 30, 2010. Since the waiver does not extend for more than one year, it is unclear to us why you have not classified the debt as a current liability at June 30, 2009 for US GAAP reporting purposes under the guidance in SFAS 78.

6. You state that the debenture holders approved the reduction of the ratio associated with the violated covenant until September 2010. Clarify for us whether you received a waiver for your non-compliance at June 30, 2009 and the length of such waiver. Tell us how you determined that non-current classification was appropriate for this debt under US GAAP.

7. You state that you received a waiver from JBIC for your non-compliance at June 30, 2009. We note that you did not disclose the period of the waiver. However, even if the waiver extends for more than one year, it appears that the debt should be classified as a current liability under EITF 86-30, in light of the fact that you expect to violate the covenant on September 30, 2009. Tell us how you determined that non-current classification was appropriate for this debt under US GAAP.

*   *   *   *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Alex Waldemar Zornig
Brasil Telecom S.A.
November 24, 2009
Page 4

       In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                             Sincerely,

                             Larry Spirgel
                             Assistant Director